Exhibit 99.1

Auna Announces 2Q26 Financial Results

A consecutive quarter of strong top-line growth and cash flow performance;

Consolidated Adjusted EBITDA impacted by service mix across the segments

Luxembourg, August 18, 2026 – Auna (NYSE: AUNA) (“Auna” or the “Company”), a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, announced today financial results for the second quarter ended June 30, 2026 (“Second quarter 2026” or “2Q26”). Financial results are expressed in Peruvian Soles (“S/” or “PEN” or “Soles”) and are presented in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted.

2Q’26 Consolidated Highlights

●	Revenue increased 9% FXN, or 13% YoY on a reported basis, to S/1,238 million

●	Adjusted EBITDA was S/227 million, a decrease of 9% YoY FXN or 6% YoY on a reported basis, and an increase of 3% FXN from 1Q26

●	Adjusted EBITDA Margin of 18.4%, slightly up from 1Q26

●	Operating Cash Flow and Free Cash Flow increased 45% YoY and 181% YoY, respectively

●	Leverage Ratio improved to 3.6x

●	Oncology MLR remained stable at 50.1%

●	Number of surgeries increased 5.2% YoY to 21,912

●	Number of days hospitalized increased 5% YoY to 135,107

●	Number of chemotherapy and radiotherapy sessions increased 15% YoY

Recent Developments

1.	Capacity expansion in Colombia

Colombia’s new administration has defined and begun implementing an Emergency Stabilization Plan aimed at improving liquidity throughout the healthcare system, including across EPSs and hospitals, by addressing near-term debt and cash-flow bottlenecks. The plan also prioritizes supply-chain continuity, the delivery of delayed prescription drugs, and reducing backlogs in medical appointments and surgeries. We view these measures as a constructive development that could support greater stability across the sector.

Against this backdrop, Auna has expanded capacity at its IMAT Oncomedica facilities in Montería to meet growing demand for high-complexity care. In July, we reactivated

18 adult ICU beds and added 24 hospitalization beds. In August, we opened an operating room dedicated to private-segment oncology, orthopedic and neurological procedures. In September, we expect to add 18 hospitalization beds and a 12-stretcher VIP emergency area for private and out-of-pocket patients.

Much of this capacity was already available for operation and required minimal incremental CapEx. We expect the expansion to be accretive through the remainder of the year and see additional opportunities to grow through similarly capital-efficient initiatives.

2.	Linear accelerator in Monterrey

As part of our commitment to expand Auna’s radiation-treatment capabilities and providing state-of-the-art, high-complexity care, we are enhancing our high-precision, AI-powered adaptive radiotherapy (ART) offering within existing treatment slots. The Elekta EVO linear accelerator is expected to become operational in Monterrey in September. It represents the most advanced radiation-treatment technology and will strengthen our clinical capabilities, support operating efficiency and help redefine our standard of care.

3.	Lima Sur Expansion and Technology Update in Peru

In July 2026, Auna took possession of the site and began mobilization for a new clinical facility in Lima, to be named Auna Lima Sur. The project will expand capacity through an asset-light, cost-efficient model and is expected to become operational between late 2027 and early 2028. Auna Lima Sur will include an operating room, chemotherapy bays and capacity for 30 inpatient beds.

Also in Peru, Auna acquired a Versius SP4 robotic system from CMR Surgical. The modular platform is designed to support minimally invasive procedures through independent robotic arms and a laparoscopic approach, with enhanced precision enabled by 3D 4K visualization. The system is expected to become operational at Clínica Delgado in August, further strengthening Auna’s high-complexity surgical capabilities and commitment to high-quality, value-based care.

4.	Management update

On August 3, 2026, Abraham Galán joined Auna as Chief Technology Officer. He brings extensive experience in technology across the healthcare and insurance sectors and will be based in Monterrey.

Message from Auna’s Executive Chairman and President

The second quarter of 2026 demonstrated sustained commercial momentum across our markets and progress in the operational initiatives that support our growth strategy. Revenue increased by 9% FXN, while Adjusted EBITDA declined 9% FXN. This reflects service mix and temporary margin pressure in Mexico and Colombia, as well as pharmacy and payroll costs, along with the impact of accepted penalties primarily related to billing matters in the reconciliation of prior years' receivables in Peru.

In Peru, our integrated model continues to deliver strong results, Peru achieved an 8% revenue growth, driven by new B2B memberships at Oncosalud and increased volumes in high-complexity procedures within our healthcare network. Oncosalud expanded its B2B membership base, while higher occupancy in the healthcare network underscored our focus on growing in high complexity. Adjusted EBITDA reflects increased pharmacy, physician and payroll expenses required to accommodate the surge in patient volumes, as well as accepted penalties primarily attributable to previous years’ billing matters.

In Mexico, patient volume recovery continued throughout the quarter. Improved tier classifications with key payors, improved pricing for high-complexity services, and the ongoing expansion of our oncology offering contributed to stronger volumes, particularly in June. This momentum drove 4% year-over-year revenue growth in local currency, while revenue and Adjusted EBITDA increased by 5% and 3%, respectively, compared to the first quarter of 2026, in local currency. Although service mix and talent investments continued to affect margins year over year, both Adjusted EBITDA and margin improved sequentially, indicating progress in the initiatives underway in Monterrey and positioning the network for sustained volume growth in the second half.

In Colombia, revenue increased by 13% in local currency, primarily due to the sustained expansion of risk-sharing (“PGP”) contracts, which accounted for 24% of segment revenue. Additionally, reduced exposure to intervened payors, which constituted 12% of revenue, and enhanced payment agreements contributed to the strengthening of the quality and predictability of our payor mix. First-half margins reflected the variable costs of stabilizing our new PGP contracts, alongside statutory wage increases and planned SG&A investments. Contractual price adjustments scheduled for the second half of the year are expected to drive improved profitability in the coming quarters.

Consolidated Cash flow generation continued to be a key highlight in the second quarter of 2026. Operating cash flow increased by 45% year-over-year, while free cash flow grew by 181%, driven by disciplined working capital management and improved payor collections. Despite initial margin pressure, our leverage ratio improved to 3.6x, underscoring the resilience of our business model and supporting our progress toward a medium-term target of below 3.0x.

The recent elections in Peru and Colombia have so far generally been viewed as a positive development for private-sector participation and long-term healthcare investment. This could create a more favorable environment for our industry and provides greater visibility into our strategic path forward.

Looking ahead, given the recovery in volumes in Mexico and our projected performance for the remainder of the year, we reaffirm our full-year 2026 revenue guidance. We anticipate revenue growth near the midpoint of our 10% to 14% FX-neutral range, or approximately 12%. We expect Adjusted EBITDA growth toward the low end of that range, reflecting temporary cost pressures across our three geographies as the business scales. The Adjusted EBITDA outlook excludes the impacts of accepted penalties primarily related to billing matters in the reconciliation of prior years' receivables in Peru.

Capital expenditures guidance remains unchanged at approximately 4% of revenues. Although we did not provide formal free cash flow guidance, we expect it to exceed our original internal expectations, supported by strong working capital management and improved collections, further supporting our deleveraging path.

Overview of 2Q26 Consolidated Results

Revenues in 2Q26 increased 9% FXN and 13% YoY on a reported basis to S/1,238 million, with revenues in local currency (“LC”) increasing across all segments: 4% in Mexico, 8% in Peru and 13% in Colombia. In Mexico, the Healthcare network sustained higher surgery and oncology volumes, reflecting the continued benefits of the improved tier classifications with key payors implemented in prior periods, as well as growth in packages and out-of-pocket revenues. In Peru, Oncosalud increased revenues through additional B2B memberships, while the healthcare network benefited from higher volumes of high-complexity surgeries. In Colombia, volumes continued to grow across PGP services in cardiovascular, ambulatory and oncology care, supported by the ongoing scaling of risk-sharing models and diversification away from intervened payors.

Adjusted EBITDA in 2Q26 decreased 9% FXN, or 6% YoY on a reported basis, to S/227 million, with an Adjusted EBITDA Margin of 18.4%. In LC, Segment Adjusted EBITDA decreased 16% in Mexico and 12% in Colombia, while remaining flat in Peru. In Mexico, Segment Adjusted EBITDA decreased versus 2Q25, due to a lower contribution margin from the current mix of services and specialties, as well as higher SG&A expenses related to talent investments that impacted payroll. On a sequential basis, however, Segment Adjusted EBITDA grew 3% versus 1Q26 mostly from improved gross profit. Consolidated Peru Adjusted EBITDA growth was impacted by accepted penalties primarily related to billing matters in the reconciliation of prior years' receivables and by pharmacy and medical talent costs related to supporting increased patient volumes at the healthcare network and Oncosalud. In Colombia, Segment Adjusted EBITDA sustained a strong top line, partially offset by lower margins from a higher proportion of PGP contracts and from increased oncology services.

Reported results were impacted by foreign exchange fluctuations, specifically, a 5% appreciation of the Mexican Peso (“MXN”) and a 9% appreciation of the Colombian Peso (“COP”) against the PEN.

Net finance costs for 2Q26 were S/105 million, compared to S/46 million in 2Q25. Excluding foreign exchange effects, net finance costs totaled S/113 million in 2Q26, compared to S/115 million in 2Q25, reflecting a YoY decrease of S/2 million, or 1%. When also excluding the non-cash impact related to the future purchase obligation for IMAT Oncomedica, which began affecting finance expenses in 3Q25, net finance costs decreased by S/4 million. The increase in reported net finance costs primarily reflected lower non-cash FX gain of S/8 million, compared to a non-cash gain of S/68 million in 2Q25.

Net Income for 2Q26 was S/33 million compared to S/84 million in 2Q25. The decline was primarily driven by a S/61 million decrease in positive non-cash FX impact on net finance costs compared to the prior-year period. On a per-share basis, Net Income was S/0.40, based on a weighted average of 74,237,368 basic and diluted shares.

Adjusted Net Income for 2Q26 was S/40 million, compared to S/89 million in 2Q25. The decline reflects the same FX-driven variance on the net finance costs described above. As mentioned in previous quarters, the FX volatility has been reduced by resetting the levels on USD PEN hedges after the refinancing exercise at the end of 2025. On a per-share basis, Adjusted Net Income was S/0.50, based on a weighted average of 74,237,368 basic and diluted shares.

Business performance

HEALTHCARE SERVICES MEXICO

(Explanations of variances are in local currency unless expressed otherwise)

Auna’s Healthcare Services and Auna Seguros’ operations in Mexico accounted for 24% of consolidated revenues and 34% of consolidated Adjusted EBITDA in the quarter.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 2Q'26 vs 2Q'25		Δ 2Q'26 vs 1Q'26		Δ YTD 26 vs YTD 25
Healthcare Services Mexico Key Operating Metrics		2Q'26 (USD)	2Q'26	YTD 26	As Reported	L.C.	As Reported	L.C.	As Reported	L.C.
Beds	#		708	708	0%		0%		0%
Surgeries	# (000)		5	10	6%		7%		5%
Emergency treatments	# (000)		8	16	-3%		0%		-3%
Radiotherapy & Chemotherapy	# (000)		5	9	86%		20%		82%
Total number of days hospitalized	# (000)		25	50	1%		0%		0%
Operating capacity utilization	%		49.9%	50.1%	6.0 p.p.		1.5 p.p.		5.5 p.p.
Total capacity utilization	%		39.0%	39.2%	0.6 p.p.		-0.4 p.p.		0.1 p.p.
Key Financial Metrics
Segment Revenue		88	300	579	10%	4%	8%	5%	12%	6%
Segment Adjusted EBITDA		23	78	151	-11%	-16%	6%	3%	-10%	-15%
Segment Adjusted EBITDA margin	%		25.9%	26.1%	-6.1 p.p.		-0.5 p.p.		-6.5 p.p.

Segment revenue from Mexico increased 4%, with the Mexico Healthcare Services Network increasing 7%, partially offset with Auna Seguro’s non-recurring revenues from 2Q25. Sequentially, Segment revenue from Mexico increased 5% from 1Q26, with Healthcare Services driving the growth. The Mexico Healthcare Services growth was driven by higher surgery volumes, oncology services and out-of-pocket payments, despite significantly lower activity in April due to the Easter holidays.

Auna continued to benefit from the more favorable tier classifications with two payors at Doctors Hospital (“DH”), our largest healthcare facility, with patient volumes increasing 20% and revenues increasing 33% YoY. The renewal of the ISSSTELEON B2B agreement, at pricing that better reflects the complexity of services provided, drove a 9% YoY increase in related revenues. Packages and out-of-pocket revenues represented 9% of Mexico segment revenues.

Surgery revenues increased 5% on higher volumes at DH. In oncology services, revenues from radiotherapy and chemotherapy increased 6% from 1Q26 and 2.1x from 2Q25, representing 11% of Mexico’s network revenues in 2Q26, up from 6% in 2Q25, while the number of oncology patients increased 2.2x since 2Q25. In addition, private revenues from out-of-pocket payments increased 21% versus 2Q25 and surgical and hemodynamic packages increased 4.2x since 2Q25.

During the quarter, approximately 59% of the network’s productive physicians increased their service volumes, while nursing staffing coverage and retention improved compared with 2025. The network also implemented more stringent physician-onboarding criteria focused on productivity. Under these criteria, Auna onboarded 22 additional physicians who treated patients for at least two months during the quarter and met a defined minimum billing threshold. These physicians were recruited in key specialties, including traumatology, cardiology and general medicine.

Higher volumes in surgeries, hospitalization and ICU services resulted in total capacity utilization increasing 0.6 p.p. from 2Q25 to 39.0%. The capacity utilization in April was low given the Easter holidays, finishing in June with 42% capacity utilization.

Auna Seguros contributed 11% of revenues in 2Q26 compared to 12% in 2Q25.

Segment Adjusted EBITDA decreased 16% YoY in 2Q26, with a Segment Adjusted EBITDA Margin of 25.9%. Within the segment, Healthcare Services was more resilient, recording a smaller Adjusted EBITDA decline while maintaining a strong margin. The Healthcare Network’s contribution margin was primarily affected by higher pharmacy costs associated with the period’s service mix, while talent investments increased payroll within SG&A. Sequentially, Segment Adjusted EBITDA increased 3% versus 1Q26, led by a 7% increase in Healthcare Services Adjusted EBITDA.

PERU OPERATIONS: HEALTHCARE SERVICES PERU AND ONCOSALUD PERU

Auna’s Healthcare Services and Oncosalud Peru accounted for 41% of consolidated revenues and 45% of consolidated Adjusted EBITDA in the quarter.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Services Peru and Oncosalud Peru Key Financial Metrics		2Q'26 (USD)	2Q'26	YTD 26	Δ 2Q'26 vs 2Q'25	Δ 2Q'26 vs 1Q'26	Δ YTD 26 vs YTD 25
Consolidated Revenue		150	512	1,012	8%	2%	8%
Healthcare Services Peru		87	296	578	10%	5%	8%
Oncosalud Peru		93	317	631	11%	1%	11%
Holding and Eliminations (*)			(101)	(196)	25%	6%	19%
Consolidated Peru Adjusted EBITDA		30	101	200	0%	2%	-1%
Healthcare Services Peru		10	35	65	2%	13%	-14%
Oncosalud Peru		20	67	135	0%	-2%	6%
Consolidated Peru Adj. EBITDA margin	%		19.8%	19.8%	-1.5 p.p.	0.0 p.p.	-1.9 p.p.
Healthcare Services Peru			11.7%	11.3%	-0.9 p.p.	0.8 p.p.	-2.9 p.p.
Oncosalud Peru			21.0%	21.4%	-2.4 p.p.	-0.8 p.p.	-1.0 p.p.

(*) Relates to intersegment revenue elimination.

Healthcare Services Peru Key Operating Metrics		2Q'26 (USD)	2Q'26	YTD 26	Δ 2Q'26 vs 2Q'25	Δ 2Q'26 vs 1Q'26	Δ YTD 26 vs YTD 25
Beds	#		389	389	1%	0%	1%
Surgeries	# (000)		6	11	2%	-5%	6%
Emergency treatments	# (000)		52	97	9%	14%	14%
Chemotherapies & Radiotherapies	# (000)		13	26	-4%	-3%	0%
Total number of days hospitalized	# (000)		28	55	10%	7%	8%
Operating capacity utilization	%		83.2%	80.8%	7.6 p.p.	4.9 p.p.	6.0 p.p.
Total capacity utilization	%		80.2%	77.9%	6.6 p.p.	4.7 p.p.	5.0 p.p.
Key Financial Metrics
Revenue		87	296	578	10%	5%	8%
External revenues		61	208	409	4%	4%	5%
Intercompany revenue		26	88	169	27%	9%	16%
Segment Adjusted EBITDA		10	35	65	2%	13%	-14%
Segment Adjusted EBITDA margin	%		11.7%	11.3%	-0.9 p.p.	0.8 p.p.	-2.9 p.p.

Oncosalud Peru Key Operating Metrics		2Q'26 (USD)	2Q'26	YTD 26	Δ 2Q'26 vs 2Q'25	Δ 2Q'26 vs 1Q'26	Δ YTD 26 vs YTD 25
Plan memberships	# (000)		1,472	1,472	6%	2%	6%
Oncological Plans	# (000)		1,005	1,005	1%	1%	1%
Average monthly revenue per plan membership		18.58	63.35	62.79	4%	1%	4%
Preventive check-ups	# (000)		26	57	-16%	-15%	-12%
Patients treated	# (000)		51	97	27%	10%	25%
MLR	%			55.9%			1.0 p.p.
Oncological Plans	%			50.1%			0.3 p.p.
Key Financial Metrics
Revenue		93	317	631	11%	1%	11%
External revenues		89	304	604	11%	2%	10%
Intercompany revenue		4	13	27	10%	-7%	37%
Segment Adjusted EBITDA		20	67	135	0%	-2%	6%
Segment Adjusted EBITDA margin	%		21.0%	21.4%	-2.4 p.p.	-0.8 p.p.	-1.0 p.p.

Total revenue from Peru increased 8% YoY to S/512 million in 2Q26.

The Healthcare Services segment increased revenues by 10% YoY, resulting from an increase in emergency visits and surgery volumes.

Emergencies increased 9% as a result of commercial initiatives with corporate accounts, while surgeries increased 2% as a result of ticket increases to prioritize high complexity procedures in the network. In addition, total bed capacity increased from 2Q25 adding 4 ICU beds. Accordingly, hospitalization days increased 10% from 2Q25 and operating capacity utilization in 2Q26 was 83.2%, while total capacity utilization was 80.2%, both increasing versus 2Q25 and 1Q26.

The 11% YoY increase in revenues at the Oncosalud Peru segment reflects annual pricing updates and a 6% increase in total plan memberships, including approximately seven thousand new members as part of a new B2B group policy for Lima’s water and sewer utility company (SEDAPAL) awarded in 2Q26.

Preventive check-ups declined 16% YoY and 15% QoQ as the segment continues to deliver more targeted screenings focused on members with a high risk of developing breast, colorectal, cervical and prostate cancer.

Commercial initiatives to grow the B2B segments and value-added initiatives, which deliver tangible value to plan members, continue being implemented to strengthen sales quality and retention in the segment.

Oncosalud’s MLR remained stable increasing 1.0 p.p. to 55.9%, while the Oncology MLR increased 0.3 p.p. to 50.1%. The MLR increase was driven by higher patient treatments from Oncosalud’s Oncology and Healthcare plans reflecting the initial higher average MLR from newly onboarded B2B accounts.

Consolidated Adjusted EBITDA in 2Q26 was S/101 million, remaining flat YoY. Higher pharmacy costs associated with the onboarding of new B2B contracts affected results as these members continue transitioning into the Auna Network. Adjusted EBITDA also reflected higher nursing-staffing and overtime costs required to support growing hospitalization and emergency volumes across the healthcare network, including patients treated through Oncosalud. In addition, the Adjusted EBITDA also included the impacts of accepted penalties primarily related to billing matters in the reconciliation of prior years' receivables.

HEALTHCARE SERVICES COLOMBIA

(Explanations of variances are in local currency unless expressed otherwise)

Auna’s Healthcare services operations in Colombia accounted for 34% of consolidated revenues and 25% of consolidated Adjusted EBITDA in the quarter.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 2Q'26 vs 2Q'25		Δ 2Q'26 vs 1Q'26		Δ YTD 26 vs YTD 25
Healthcare Services Colombia Key Operating Metrics		2Q'26 (USD)	2Q'26	YTD 26	As Reported	L.C.	As Reported	L.C.	As Reported	L.C.
Beds	#		1,131	1,131	0%		0%		0%
Protected Lives	# (000)		3,144	3,144	26%		3%		26%
Surgeries	# (000)		11	22	7%		2%		4%
Emergency treatments	# (000)		38	76	6%		0%		5%
Chemotherapies & Radiotherapies	# (000)		40	76	17%		8%		8%
Total number of days hospitalized	# (000)		82	162	4%		1%		3%
Operating capacity utilization	%		88.8%	88.9%	3.0 p.p		-0.1 p.p		3.1 p.p
Total capacity utilization	%		79.2%	79.3%	2.9 p.p		-0.1 p.p		2.7 p.p
Key Financial Metrics
Revenue		125	427	827	23%	13%	7%	3%	21%	13%
Segment Adjusted EBITDA		16	56	101	-4%	-12%	22%	18%	2%	-4%
Segment Adjusted EBITDA margin	%		13.1%	12.3%	-3.7 p.p		1.7 p.p		-2.2 p.p.

Segment revenue from Colombia in 2Q26 grew 13% YoY, due to a higher proportion of revenues from PGP contracts in Antioquia for cardiovascular, ambulatory, and oncology services. Total PGP revenues accounted for 24% of Colombia’s total revenues in 2Q26, increasing from 14% in 2Q25, and covering 3.1 million lives through risk-sharing agreements by quarter-end 2Q26, benefitting cash conversion and cash predictability of these models. In addition, total revenues from private payors also contributed to revenue growth, increasing 17% from 2Q25 and contributing 18% of total segment revenues.

Auna continued to diversify its payor base in Colombia, further reducing its exposure to government-intervened payors. In 2Q26, revenues from intervened payors represented 12% of Colombia revenues, down from 18% in 2Q25. Revenues from a payor relationship established in 2025 doubled compared with 2Q25 and represented 14% of Colombia revenues, up from 5% in 2Q25, more than offsetting the reduction in revenues from the largest intervened payor. Nueva EPS revenues continued to decline, representing 11% of Colombia revenues in 2Q26, compared with 14% in 2Q25 and 21% in 1Q24, when the interventions began. Revenues in Barranquilla and Montería also increased significantly from 2Q25, with key payors representing 23% of revenues during this quarter.

Chemotherapy and radiotherapy volumes increased 8% from 1Q26 on services provided in Antioquia.

In 2Q26 total capacity utilization increased 2.9 p.p. versus 2Q25, returning to 2024 levels prior to Nueva EPS’s intervention.

Segment Adjusted EBITDA decreased 12% in 2Q26, with a Segment Adjusted EBITDA Margin of 13.1%. The decline reflected costs associated with increased surgery and chemotherapy volumes and, to a lesser extent, higher salary and minimum-wage costs. Sequentially, Adjusted EBITDA increased 18%, while the margin improved 1.7 p.p. We expect Adjusted EBITDA growth to resume during the remainder of the year as newly implemented risk-sharing models mature and contractual price increases take full effect.

Balance Sheet & Cash Flow

Consolidated Debt

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Jun-26 (USD)	Jun-26	Dec-25	Jun-25	Δ Jun-26 vs
					Jun-25	Dec-25
(+) Loans and borrowings	1,058	3,606	3,533	3,574	1%	2%
Short term debt	117	399	316	598	-33%	26%
Long term debt	941	3,207	3,216	2,976	8%	0%
(+) Lease Liabilities	36	124	124	129	-4%	0%
Gross Debt	1,094	3,730	3,656	3,702	1%	2%
(-) Cash and cash equivalents / marketable securities	140	478	335	175	174%	42%
Net Debt	954	3,252	3,321	3,528	-7.8%	-2.1%
Leverage Ratio		3.6x	3.6x	3.6x	0.0x	0.0x

Gross Debt at the close of 2Q26 increased 2%, or S/74 million, versus 4Q25, to S/3,730 million, mainly driven by: (i) a negative non-cash effect of S/117 million associated with the depreciation of the PEN against the MXN and USD of 4% and 1%, respectively; and (ii) higher accrued interest of S/10 million related to the Term Loan maturing 2030. These effects were partially offset by (iii) a S/31 million reduction in short-term debt; (iv) an S/18 million decrease in long-term debt; and (v) a S/5 million net decrease in financial and operating leases.

Leverage Ratio was 3.6x at the end of 2Q26. This reflects an increase in cash at the end of the period, offset by higher gross debt and lower Adjusted LTM EBITDA. The leverage ratio improved from 1Q26 due to an increase in cash and lower gross debt. Auna remains committed to a medium-term leverage target of less than 3.0x.

Consolidated Debt Amortization Profile

(Figures in millions of Soles, unless expressed otherwise)

	Total	Leases	Y1	Y2	Y3	Y4	Y5	Y6+
Loans and Borrowings	3,606		399	262	323	761	578	1,284
Financial Leases	48		16	10	6	9	3	4
Operating Leases	75	75
Gross Debt	3,730	75	415	271	329	770	581	1,288

As of 2Q26. Excludes interest. Reflects figures post-refinancing. Y1 = July 2026 to June 2027, Y2 = July 2027 to June 2028, Y3 = July 2028 to June 2029, Y4 = July 2029 to June 2030, Y5 = July 2030 to June 2031, and Y6+ = July 2031 to September 2035.

Cashflow and Cash Conversion Cycle

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 26 (USD)	YTD 26	YTD 25	Δ YTD 26 vs YTD 25
Net cash from operating activities	129	441	251	76%
Net cash used in investing activities	(12)	(41)	(109)	-63%
Net cash used in financing activities	(80)	(271)	(209)	30%
Cash and cash equivalents at the end of the period	140	478	175	174%

	LTM Jun-25	LTM Mar-26	LTM Jun-26
Days Sales Outstanding	89	90	89
Days Inventory Outstanding	41	43	41
Days Payable Outstanding	142	140	141
Cash Conversion Cycle	-13	-7	-10
*Measured on an average basis according to last twelve months results.

Net cash from operating activities was S/441 million for the six months ended June 30, 2026 versus S/251 million in the six months ended June 30, 2025, and included a S/156 million increase in cash generated from operating activities and S/34 million in lower tax payments in Peru, Colombia and Mexico.

Net cash used in investing activities for the six months ended June 30, 2026 was S/41 million, a decrease of 63% YoY, or S/68 million versus the comparable period last year.

Organic maintenance CapEx remained relatively flat year-over-year, as finance leases in YTD 2026 funded a larger share of acquisitions than in YTD 2025. In YTD 2026 organic maintenance CapEx was S/65 million and included (i) S/37 million in investments for infrastructure refurbishments and acquisition of medical equipment; (ii) S/25 million in Hospital Information systems and ERP implementations, and (iii) a S/2 million payment to the Opción Oncología doctors for the brand acquisition. Other cash used in investing activities during YTD 2026 also included (iv) S/29 million in cash and cash equivalent inflows from Auna Seguros portfolio rebalancing of investments toward liquid securities, and (v) a S/ 6 million earnout payment to IMAT Oncomedica shareholders.

In the six months ended June 30, 2025, investing activities included: S/82 million in organic maintenance CapEx, including (i) S/48 million in investments for infrastructure refurbishments and acquisition of medical equipment; (ii) S/27 million in Hospital Information systems and ERP implementations; and (iii) S/8 million payment to the Opción Oncología doctors for the brand acquisition. Other cash from investing activities included (iv) S/8 million in cash and cash equivalent outflows from Auna Seguros portfolio rebalancing of investments toward liquid securities, (v) a S/15 million payment to former OCA shareholders for holdback obligations, and (vi) a S/6 million earnout payment to IMAT Oncomedica shareholders.

Net cash used in financing activities was S/271 million, an increase of 30% or S/63 million, for the six months ended June 30, 2026 versus the comparable period last year. Cash used in financing activities during the period included: (i) S/179 million in interest payments and hedge premium payments, (ii) S/22 million in interest payments for working capital facilities, and (iii) a S/70 million decrease in working capital borrowings. For the comparable six months ended June 30, 2025, cash used in financing included: (i) S/193 million in interest and hedge premium payments, (ii) S/30 million in interest payments for working capital facilities, and (iii) a S/14 million increase in working capital borrowings.

About AUNA

Auna is a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of June 30, 2026, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,337 beds, and 1.5 million healthcare plans.

For more information visit www.aunainvestors.com

Conference Call Details

When: 8:00 a.m. Eastern time, August 19, 2026

Who: Mr. Suso Zamora, Executive Chairman of the Board and President; Mrs. Gisele Remy, Chief Financial Officer and Executive Vice President; Mr. Lorenzo Massart, Executive Vice President of Strategy and Equity Capital Markets.

Dial-in: +1 888 596 4144 (U.S. domestic), +1 646 968 2525 (International)
Passcode: 3884034

To access Auna′s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: click here

Definitions and Concepts

Figures in US dollars (US$ or USD) for 2Q26 are presented for indicative purposes and were calculated using an FX rate of US$1= S/3.4100. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted; additionally, results are presented in an FX neutral basis (“FXN”) for consolidated revenues, consolidated cost of sales and services, consolidated selling and administrative expenses and consolidated adjusted EBITDA, as well as, in local currency for the Mexico and Colombia segments, to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods.

Financial results are preliminary and subject to year-end audit.

Use of Non-IFRS Financial Measures

This release includes “non-IFRS financial measures”, including: EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted LTM EBITDA, Segment EBITDA, Segment EBITDA Margin, Segment Adjusted EBITDA, Segment Adjusted EBITDA Margin, Consolidated Peru Adjusted EBITDA, Consolidated Peru Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Basic and Diluted EPS, Leverage Ratio, Free Cash Flow, and FX Neutral because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measurements of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin, FX Neutral and Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance.

EBITDA Margin: is calculated as EBITDA divided by total revenue from contracts with customers.

Adjusted EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Adjusted EBITDA Margin: is calculated as Adjusted EBITDA divided by total revenue from contracts with customers.

Adjusted Last Twelve Month (“LTM”) EBITDA: is calculated by adding the last four quarters beginning with the corresponding period.

Segment EBITDA: is calculated as segment profit before tax plus net finance cost and depreciation and amortization.

Segment EBITDA Margin: is calculated as segment EBITDA divided by total segment revenue from contracts with customers.

Segment Adjusted EBITDA: is calculated as segment profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Segment Adjusted EBITDA Margin: is calculated as segment Adjusted EBITDA divided by total Segment revenue from contracts with customers.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Segment Adjusted EBITDA Margin
	2Q'26 (USD)			Δ 2Q'26 vs		Δ YTD 26 vs
		2Q'26	YTD 26	2Q'25	1Q'26	YTD 25
Revenues	363	1,238	2,416	13%	5%	13%
Profit (Loss) before Tax	17	59	76	-55%	259%	-61%
(+) Net Finance Cost	31	105	246	127%	-25%	94%
(+) Depreciation and Amortization	17	59	116	6%	2%	7%
(=) EBITDA	65	223	438	-5%	4%	2%
(+) Adjustments	1.2	4.0	6.1
(a) Pre-operating expenses	0.0	0.2	0.4
(b) Business development expenses	0.3	0.9	0.9
(c) Stock-based consideration	0.9	2.9	4.9
(d) Personnel non-recurring compensation	0.0	0.0	0.0
(=) Adjusted EBITDA	67	227	444	-6%	5%	-4%
Adjusted EBITDA Margin		18.4%	18.4%	-3.7 p.p.	-0.1 p.p.	-3.3 p.p.

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Centro Ambulatorio Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

For the three months ended June 30, 2026
	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	300	296	317	427	(103)	1,238
Profit (Loss) before Tax	7	20	53	46	(66)	59
(+) Net Finance Cost	45	4	3	(2)	56	105
(+) Depreciation and Amortization	23	11	10	12	3	59
(=) Segment EBITDA	75	34	66	56	(8)	223
(+) Adjustments	2.8	0.2	0.2	0.1	0.7	4.0
Pre-operating expenses	0.0	0.0	0.0	0.0	0.2	0.2
Business development expenses	0.9	0.0	0.0	0.0	0.0	0.9
Stock-based consideration	1.9	0.2	0.2	0.1	0.6	2.9
Personnel non-recurring compensation	0.0	0.0	0.0	0.0	0.0	0.0
(=) Segment Adjusted EBITDA	78	35	67	56	-8	227
Adjusted EBITDA Margin	25.9%	11.7%	21.0%	13.1%		18.4%

For the three months ended June 30, 2025
	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	274	269	286	346	(81)	1,094
Profit (Loss) before Tax	34	12	54	40	(8)	132
(+) Net Finance Cost	26	10	4	8	(1)	46
(+) Depreciation and Amortization	22	12	9	10	3	55
(=) Segment EBITDA	82	34	67	58	(6)	234
(+) Adjustments	5.7	0.2	0.2	0.0	1.0	7.2
Pre-operating expenses	0.0	0.0	0.0	0.0	0.5	0.5
Business development expenses	3.9	0.0	0.0	0.0	0.0	3.9
Stock-based consideration	1.7	0.2	0.2	0.0	0.6	2.6
Personnel non-recurring compensation	0.1	0.0	0.0	0.0	0.0	0.1
(=) Segment Adjusted EBITDA	88	34	67	58	(5)	241
Adjusted EBITDA Margin	32.0%	12.6%	23.4%	16.7%		22.1%

Year to date June 30, 2026
	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	579	578	631	827	(199)	2,416
Profit (Loss) before Tax	11	33	101	65	(135)	76
(+) Net Finance Cost	90	11	13	14	120	246
(+) Depreciation and Amortization	46	21	21	23	5	116
(=) Segment EBITDA	147	65	135	101	(10)	438
(+) Adjustments	4.4	0.0	0.2	0.1	1.5	6.1
Pre-operating expenses	0.0	0.0	0.0	0.0	0.4	0.4
Business development expenses	0.9	0.0	0.0	0.0	0.0	0.9
Stock-based consideration	3.5	0.0	0.2	0.1	1.2	4.9
Personnel non-recurring compensation	0.0	0.0	0.0	0.0	0.0	0.0
(=) Segment Adjusted EBITDA	151	65	135	101	-9	444
Adjusted EBITDA Margin	26.1%	11.3%	21.4%	12.3%		18.4%

Year to date June 30, 2025
	Healthcare Services Mexico	Healthcare Services Peru	Oncosalud Peru	Healthcare Services Colombia	Holding and eliminations	Consolidated Reportable Segments
Revenues	517	532	567	685	(165)	2,136
Profit (Loss) before Tax	21	34	99	72	(32)	194
(+) Net Finance Cost	73	18	11	7	18	127
(+) Depreciation and Amortization	43	24	17	20	5	109
(=) Segment EBITDA	137	75	127	99	(8)	429
(+) Adjustments	31.6	0.3	0.3	0.1	1.9	34.3
Pre-operating expenses	0.0	0.0	0.0	0.0	0.7	0.7
Business development expenses	27.6	0.0	0.0	0.0	0.0	27.6
Stock-based consideration	3.4	0.3	0.3	0.1	1.2	5.3
Personnel non-recurring compensation	0.6	0.0	0.0	0.0	0.0	0.6
(=) Segment Adjusted EBITDA	168	76	127	99	-6	464
Adjusted EBITDA Margin	32.6%	14.2%	22.4%	14.5%		21.7%

Consolidated Peru Adjusted EBITDA: is calculated by adding Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA.

Consolidated Peru Adjusted EBITDA Margin: is calculated as Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA, divided by total revenues from Healthcare Services Peru Segment plus total revenues from Oncosalud Peru segment.

Adjusted Net Income: is calculated as profit (loss) for the period plus adjustments as described below.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'26 (USD)	2Q'26	2Q'25	YTD 26	YTD 25
Net Income (Loss)	10	33	84	42	122
(a) Pre-operating expenses	0.0	0.2	0.5	0.4	0.7
(b) Business development expenses	0.3	0.9	3.9	0.9	27.6
(c) Stock-based consideration	0.9	2.9	2.6	4.9	5.3
(d) Personnel non-recurring compensation	0.0	0.0	0.1	0.0	0.6
(e) Non-cash and non-recurring financial costs	1.6	5.5	0.0	10.8	0.0
(f) Allocated tax effects	(0.5)	(1.8)	(2.6)	(2.7)	(13.0)
(=) Adjusted Net Income	12	40	89	56	143

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Centro Ambulatorio Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(e) Non-cash and non-recurring financial costs include: 1) non-cash effects related to the accounting impact of changes in the fair value of the liability for mandatory purchase of shares from IMAT; and 2) withholding tax expenses associated with financing and refinancing activities.

(f) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

Basic and Diluted Earnings per Share: Basic and Diluted Earnings per Share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

Adjusted Basic and Diluted Earnings per Share: Adjusted Basic and Diluted Earnings per Share is calculated by dividing profit attributable to owners of Adjusted Net Income of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'26 (USD)	2Q'26	2Q'25	YTD 26	YTD 25
Net Income (Loss)	10	33	84	42	122
Income (Loss) attributable to Owner of the company	9	29	82	36	117
Weighted average number of basic and diluted shares at June 30		74.2	74.2	74.2	74.2
Basic and diluted earnings per share	0.12	0.40	1.10	0.48	1.58
Adjusted Net Income (Loss)	12	40	89	56	143
Income (Loss) attributable to owners of Adjusted Net Income	11	37	87	50	139
Weighted average number of basic and diluted shares at June 30		74.2	74.2	74.2	74.2
Adjusted Basic and Diluted Earnings per Share	0.15	0.50	1.17	0.68	1.87

Leverage Ratio: We calculate Leverage Ratio as (i) current and non-current loans and borrowings plus current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Adjusted Last Twelve Months EBITDA.

(Figures in millions of Soles, unless expressed otherwise)

	Jun-25	Dec-25	Jun-26

Current and non-current loans & borrowings	3,574	3,533	3,606
Current and non-current lease liabilities	129	124	124
Cash and cash equivalents	175	335	478
Net Debt	3,528	3,321	3,252
Adjusted LTM EBITDA	968	917	897
Leverage Ratio	3.6x	3.6x	3.6x

Net Debt: We calculate Net Debt as Gross Debt minus Cash and cash equivalents.

(Figures in millions of Soles, unless expressed otherwise)

	Jun-25	Dec-25	Jun-26

(+) Loans and borrowings	3,574	3,533	3,606
Short term debt	598	316	399
Long term debt	2,976	3,216	3,207
(+) Lease Liabilities	129	124	124
Gross Debt	3,702	3,656	3,730
(-) Cash and cash equivalents	175	335	478
Net Debt	3,528	3,321	3,252

Free Cash Flow: is calculated by adding Net Cash Flows from Operations and Net Cash Flows used in Investing activities.

(Figures in millions of Soles, unless expressed otherwise)

	Jun-25	Jun-26

Cash generated from operating activities	351	507
(-) Income tax	109	75
(+) Interest received	9	8
Net cash from operating activities	251	441
Net cash used in investing activities	(109)	(41)
Free Cash Flow	143	400

FX Neutral: FX Neutral (“FXN”) measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended June 30, 2025 were calculated by multiplying the as reported amounts of Revenue, Adjusted EBITDA and the key business metrics for such period by the average Mexican pesos / Peruvian soles exchange rate for the three months ended June 30, 2025 (MXN 5.3316 to PEN 1.00) and the average Colombian pesos / Peruvian soles exchange rate for the three months ended June 30, 2025 (COP 1,146.7466 to PEN 1.00); then using such results to re-translate the corresponding amounts back to Peruvian soles by dividing them by the average Mexican pesos / Peruvian soles and Colombian pesos / Peruvian soles exchange rate for the three months ended June 30, 2026 (MXN 5.0668 to PEN 1.00 / COP 1,050.8726 to PEN 1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2026.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, our target Leverage Ratio, the results of the key initiatives we are implementing in Mexico, Colombia and Peru, the execution of our strategic plan, including the recovery of our growth levels and the roll-out of the AunaWay in Mexico, our planned investments, our revenue, Adjusted EBITDA and capital expenditure guidance, our expectation for revenue and Adjusted EBITDA growth, policy expectations regarding the newly elected administrations in Colombia and Peru, expectations for the Elekta EVO linear accelerator to become operational, mobilization of Auna Lima Sur and the creation of further growth and sustainable value for all stakeholders. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form 20-F filing with the U.S. Securities and Exchange Commission (the “SEC”).

Financial Guidance Disclaimer

Auna′s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

Auna’s  financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form 20-F filed with the SEC. Reconciliations of forward-looking non-IFRS measures, specifically the Leverage Ratio target and Adjusted EBITDA guidance, to the relevant forward-looking IFRS measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort. The financial guidance constitutes forward-looking statements. For more information, see the “Safe Harbor Statement” section in this release.

IR Contact

Email: contact@aunainvestors.com

- Financial Tables Follow –

Balance Sheet (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Jun-26 (USD)	Jun-26	Dec-25	Δ Jun-26 vs Dec-25
Assets
Current assets
Cash and cash equivalents	140	478	335	142
Trade accounts receivable	333	1,137	1,043	94
Other assets	78	266	259	8
Inventories	44	149	165	(16)
Insurance contract assets	2	8	13	(5)
Other investments	1	3	30	(27)
Total current assets	599	2,042	1,845	197
Non-current assets
Trade accounts receivable	0	0	0	(0)
Other assets	8	28	27	1
Investments in associates and joint venture	10	34	30	4
Property furniture and equipment	702	2,394	2,287	107
Intangible assets	837	2,855	2,704	151
Right-of-use assets	33	114	113	0
Investment properties	2	7	6	0
Derivative financial instruments	16	54	54	(0)
Deferred tax assets	79	268	231	37
Other investments	0	0	1	(0)
Total non-current assets	1,687	5,754	5,454	300
Total assets	2,286	7,796	7,298	498

Balance Sheet (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Jun-26 (USD)	Jun-26	Dec-25	Δ Jun-26 vs Dec-25

Liabilities
Current liabilities
Loans and borrowings	117	399	316	83
Lease liabilities	9	31	29	2
Trade accounts payable	336	1,147	1,053	94
Other accounts payable	76	259	225	33
Provisions	3	12	10	1
Derivative financial instruments	10	35	23	12
Insurance contract liabilities	5	15	9	6
Deferred income	0	0	0	0
Total current liabilities	557	1,898	1,667	231
Non-current liabilities
Loans and borrowings	941	3,207	3,216	(9)
Lease liabilities	27	92	94	(2)
Trade accounts payable	0	1	1	(1)
Other accounts payable	67	230	222	8
Derivative financial instruments	9	31	40	(9)
Deferred tax liabilities	83	284	291	(7)
Deferred income	0	0	0	(0)
Total non-current liabilities	1,128	3,846	3,865	(19)
Total liabilities	1,684	5,744	5,532	212

Total equity	602	2,052	1,766	286
Total liabilities and equity	2,286	7,796	7,298	498

Income Statement

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'26 (USD)	2Q'26	YTD 26	Δ 2Q'26 vs	Δ YTD 26 vs
				2Q'25	YTD 25
Revenue
Healthcare Services Mexico	88	300	579	10%	12%
Healthcare Services Colombia	125	426	824	23%	20%
- Healthcare Services Colombia	125	427	827	23%	21%
- Holding and eliminations	(0)	(1)	(3)	-	-
Healthcare Services Peru & Oncosalud Peru	150	512	1,012	8%	8%
- Healthcare Services Peru	87	296	578	10%	8%
- Oncosalud Peru	93	317	631	11%	11%
- Holding and eliminations	(30)	(101)	(196)	25%	19%
Total Revenue	363	1,238	2,416	13%	13%
Cost of sales and services	(233)	(796)	(1,542)	21%	17%
Gross profit	130	442	873	2%	7%
Gross margin		35.7%	36.2%	-4.0 p.p.	-2.1 p.p.
Selling expenses	(18)	(62)	(124)	14%	15%
Administrative expenses	(68)	(232)	(446)	11%	14%
(Loss) reversal for impairment of trade receivables	0	0	(8)	-1.1x	-66%
Other income and expenses, net	4	13	21	5%	0%
Operating profit	48	162	317	-8%	0%
Finance income	1	5	8	-16%	-25%
Finance income from exchange difference	-	-	-	-100%	-100%
Finance costs	(35)	(118)	(236)	-2%	-3%
Finance costs from exchange difference	2	8	(19)	-	-
Net finance cost	(31)	(105)	(246)	1.3x	94%
Share of profit of equity accounted investees	1	2	5	3%	-3%
Profit (loss) before tax	17	59	76	-55%	-61%
Income tax expense (benefit)	(8)	(26)	(33)	-45%	-54%
Net Income (Loss)	10	33	42	-61%	-65%
EBITDA
Healthcare Services Mexico	22	75	147	-8%	7%
Healthcare Services Colombia	16	56	101	-4%	2%
Healthcare Services Peru & Oncosalud Peru	30	101	200	0%	-1%
- Healthcare Services Peru	10	34	65	2%	-13%
- Oncosalud Peru	19	66	135	0%	6%
Holding and eliminations	(2)	(8)	(10)
Total EBITDA	65	223	438	-5%	2%
Adjusted EBITDA
Healthcare Services Mexico	23	78	151	-11%	-10%
Healthcare Services Colombia	16	56	101	-4%	2%
Healthcare Services Peru & Oncosalud Peru	30	101	200	0%	-1%
- Healthcare Services Peru	10	35	65	2%	-14%
- Oncosalud Peru	20	67	135	0%	6%
Holding and eliminations	(2)	(8)	(9)
Total Adjusted EBITDA	67	227	444	-6%	-4%
Adjusted EBITDA Margin
Healthcare Services Mexico		25.9%	26.1%	-6.1 p.p.	-6.5 p.p.
Healthcare Services Colombia		13.1%	12.3%	-3.7 p.p.	-2.2 p.p.
Healthcare Services Peru & Oncosalud Peru		19.8%	19.8%	-1.5 p.p.	-1.9 p.p.
- Healthcare Services Peru		11.7%	11.3%	-0.9 p.p.	-2.9 p.p.
- Oncosalud Peru		21.0%	21.4%	-2.4 p.p.	-1.0 p.p.
Adjusted EBITDA Margin		18.4%	18.4%	-3.7 p.p.	-3.3 p.p.

Statement of Cash Flows (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 26 (USD)	YTD 26	YTD 25	Δ YTD 26 vs YTD 25
Cash flows from operating activities
(Loss) profit for the period	12	42	122	(80)
Adjustments for:
Depreciation	18	60	57	3
Depreciation of right-of-use assets	4	14	14	0
Amortization	12	42	38	4
(Reversal) Impairment of inventories	0	0	0	0
Equity-settled share-based payment transactions	1	5	5	(1)
Gain (loss) on disposal of property furniture and equipment	0	0	0	(0)
(Reversal) loss for impairment of trade receivables	2	8	23	(15)
Share of profit of equity-accounted investees	(1)	(5)	(5)	0
Technical provisions and other provisions	1	2	1	1
Finance income	(2)	(8)	(117)	108
Finance costs	75	255	244	11
Tax expense	10	33	72	(38)
Net changes in assets and liabilities
Trade accounts receivable and other assets	(8)	(29)	(83)	55
Inventories	7	25	7	19
Trade accounts payable and other accounts payable	15	52	(24)	77
Provisions and employee benefits	(0)	(1)	(3)	2
Insurance contract liabilities	3	11	1	10
Cash generated from operating activities	149	507	351	156
Income tax paid	(22)	(75)	(109)	34
Interest received	2	8	9	(1)
Net cash from operating activities	129	441	251	190

Statement of Cash Flows (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 26 (USD)	YTD 26	YTD 25	Δ YTD 26 vs YTD 25
Cash flows from investing activities
Payment for accounts payables to former shareholder	(2)	(6)	(21)	15
Purchase of properties furniture and equipment	(11)	(37)	(48)	11
Purchase of intangibles	(8)	(27)	(34)	7
Dividends from equity-accounted investees	0	2	2	(1)
Purchase of other investments, net of sales	8	29	(8)	37
Proceeds from sale of property furniture and equipment	0	0	0	(0)
Net cash used in investing activities	(12)	(41)	(109)	68
Cash flows from financing activities
Proceeds from settlement of derivatives - interest rate swaps	(3)	(11)	(3)	(8)
Proceeds from loans and borrowings	59	201	822	(621)
Payment for loans and borrowings	(73)	(250)	(785)	535
Payment for lease liabilities	(6)	(21)	(22)	1
Penalty paid for debt prepayment	(0)	(0)	(0)	(0)
Payment for derivatives premiums	(4)	(15)	(15)	(0)
Interest paid	(51)	(175)	(205)	30
Net cash used in financing activities	(80)	(271)	(209)	(63)
Net (decrease) increase in cash and cash equivalents	38	129	(66)	195
Cash and cash equivalents at January 1	98	335	236	100
Effect of movements in exchange rates on cash held	4	13	5	8
Cash and cash equivalents at the end of the period	140	478	175	303

Historical Financial Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25	1Q'26	2Q'26
Revenue
Oncosalud Peru	273	276	281	286	294	304	314	317
Healthcare Services Peru	255	245	263	269	279	273	281	296
Healthcare Services Colombia	363	353	339	346	369	387	400	427
Healthcare Services Mexico	316	268	243	274	264	258	279	300
Holding and eliminations	(80)	(79)	(84)	(81)	(88)	(89)	(96)	(103)
Total revenue from contracts with customers	1,127	1,063	1,042	1,094	1,117	1,133	1,178	1,238
Cost of sales and services	(677)	(629)	(660)	(660)	(698)	(704)	(747)	(796)
Gross profit	449	434	382	434	419	429	431	442
Selling expenses	(55)	(42)	(54)	(54)	(59)	(54)	(62)	(62)
Administrative expenses	(195)	(201)	(182)	(208)	(200)	(222)	(214)	(232)
Impairment losses on trade receivables	(25)	(13)	(16)	(8)	(5)	(19)	(9)	0
Other expenses	0	(2)	0	0	0	0	0	0
Other income	54	14	9	12	11	11	9	13
Operating profit	229	190	139	176	166	144	155	162
Finance income	6	7	6	5	4	6	4	5
Finance income from exchange difference	28	(31)	37	68	40	48	0	0
Finance costs	(138)	(138)	(123)	(120)	(116)	(292)	(118)	(118)
Finance costs from exchange difference	0	8	0	0	0	0	(26)	8
Net finance cost	(103)	(155)	(80)	(46)	(72)	(238)	(141)	(105)
Share of profit of equity-accounted investees	2	2	3	2	3	2	3	2
Profit (loss) before tax	127	37	62	132	97	(91)	16	59
Income tax (expense) benefit	(27)	(13)	(24)	(48)	(44)	27	(7)	(26)
Net Income	101	24	38	84	53	(64)	9	33
EBITDA	286	244	195	234	226	203	215	223
EBITDA Adjustments
Net Income	101	24	38	84	53	(64)	9	33
Income tax expense	27	13	24	48	44	(27)	7	26
Net finance cost	103	155	80	46	72	238	141	105
Depreciation and amortization	55	52	53	55	57	56	57	59
(a) Pre-operating expenses	0	0	0	0	(0)	0	0	0
(b) Business development expenses	(44)	3	24	4	4	10	0	1
(c) Change in fair value of earn-out liabilities	0	0	0	0	0	0	0	0
(d) Stock-based consideration	6	3	3	3	3	3	2	3
(e) Personnel non-recurring compensation	2	5	0	0	0	5	0	0
(f) Change in fair value of investment properties	0	0	0	0	0	0	0	0
Adjusted EBITDA	250	254	222	241	232	220	217	227

Key Operating Metrics

	2Q'26	YTD 26	Δ 2Q'26 vs 2Q'25	Δ YTD 26 vs YTD 25
Oncosalud Peru
Plan memberships (1) (2)	1,472,019	1,472,019	6%	6%
Average monthly revenue per plan member (3)	S/ 63.35	S/ 62.79	4%	4%
Preventive check-ups (4)	26,105	56,799	-16%	-12%
Patients treated (5)	50,991	97,498	27%	25%
Medical loss ratio (6)	55.9%	55.9%	1.0 p.p	1.0 p.p

Healthcare Services
Total bed capacity (1)(7)	2,228	2,228	0%	0%
Protected Lives (8)	3,143,694	3,143,694	26%	26%
Surgeries (9)	21,912	43,522	5%	5%
Emergency treatments (10)	97,857	189,283	7%	9%
Chemotherapies & Radiotherapies (11)	57,579	111,731	15%	9%
Total number of days hospitalized (12)	135,107	267,373	5%	4%
Operating capacity utilization (13)	76.6%	76.2%	5.8 p.p	5.2 p.p
Total capacity utilization (14)	66.6%	66.3%	2.8 p.p	2.3 p.p

1)	As of period end.

2)	As reported to the National Superintendence of Health Susalud. Includes Oncology plans and Health plans. Includes active plan members and inactive members. Inactive members are defined as those plan members that have not paid monthly fees due for up to three months. As of June, 30, 2026, we had 1,362,625 active members and 109,394 inactive members.

3)	Total revenue for the period corresponding to insurance revenue in the Oncosalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

4)	Preventive check-ups consider Oncosalud and Healthcare plan check-ups, including for Auna Corporate plans, receiving check-ups at the Centro de Bienestar Ambulatorio – CBA (Wellness Center) in Lima and at other facilities in Peru.

5)	Number of individual plan members in Oncosalud and Healthcare plans, including Auna Corporate plans, receiving treatment during the period in Peru. Each plan member is counted once for a trimester, however, might have received multiple instances of treatment throughout the year.

6)	MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

7)	Includes all beds within the Healthcare Network and excludes 109 Oncology beds.

8)	Insured population assigned to Auna under risk-sharing agreements in Colombia.

9)	Number of surgeries includes surgeries, outpatient surgeries and cesarean sections.

10)	Emergency care includes the number of visits in the emergency room and may include several visits per patient.

11)	Intravenous chemotherapy and radiotherapy infusions in both inpatient and outpatient care; excludes oral treatments. In Peru, includes sessions across the Healthcare Services Network and Oncosalud Segments.

12)	Total number of days during which any of Auna's beds were occupied by a hospitalized patient during the period, including ICU.

13)	Operating capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of operating beds, times (ii) total number of days during the period.

14)	Total capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.